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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2002

REGISTRATION NO. 333-83690

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

WIND RIVER SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-2873391
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

500 Wind River Way
Alameda, California 94501
(510) 748-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

MARLA ANN STARK
Vice President, General Counsel and Assistant Secretary
500 Wind River Way
Alameda, California 94501
(510) 748-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth L. Guernsey, Esq.
Cydney S. Posner, Esq.
Gian-Michele aMarca, Esq.
Cooley Godward LLP
One Maritime Plaza
20th Floor
San Francisco, California 94111
(415) 693-2000

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /x/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where their offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 7, 2002

PROSPECTUS

WIND RIVER SYSTEMS, INC.
$150,000,000
3 3/4% CONVERTIBLE SUBORDINATED NOTES
DUE DECEMBER 15, 2006
AND
6,220,195 SHARES OF COMMON STOCK ISSUABLE UPON
CONVERSION OF THE NOTES

        We issued the notes in a private placement in December 2001. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes.

        The notes are convertible, at the option of the note holder, at any time prior to maturity into shares of our common stock at an initial conversion price of $24.115 per share, subject to specified anti-dilution adjustments. This is equivalent to a conversion rate of 41.468 shares per $1,000 principal amount of notes. The notes are subordinated to our existing and future indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. We will pay interest on the notes on June 15 and December 15 of each year, beginning on June 15, 2002. The notes will mature on December 15, 2006, unless either converted or redeemed.

        We may redeem some or all of the notes on or after December 15, 2004 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest. In addition, we may redeem the notes at any time before December 15, 2004 if certain conditions are met. Holders may also require us to repurchase the notes upon specified types of change in control transactions.

        Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of The Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or any securities exchange. Our common stock is quoted on the Nasdaq National Market under the symbol "WIND." On June 5, 2002, the last reported sale price of our common stock was $6.47 per share.

        The selling security holders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions. We are responsible for the payment of other expenses incident to the registration of the securities.

Investing in the notes or the common stock offered by this prospectus involves a high degree of risk. See "Risk Factors" beginning on page 6.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002

        You should rely only on the information contained, or incorporated by reference, in this prospectus or the registration statement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, the notes and the shares of our common stock issuable upon conversion of the notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes or shares.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	6
WHERE YOU CAN FIND MORE INFORMATION	17
FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	19
RATIO OF EARNINGS TO FIXED CHARGES	19
SELLING SECURITY HOLDERS	20
PLAN OF DISTRIBUTION	24
DESCRIPTION OF THE NOTES	26
DESCRIPTION OF CAPITAL STOCK	43
LEGAL MATTERS	54
EXPERTS	54

i

PROSPECTUS SUMMARY

        Because this is a summary, it may not contain all information that may be important to you. Before making an investment decision, you should read carefully the entire prospectus, including the risks of investing discussed under "Risk Factors," beginning on page 6, the information to which we refer you, the information incorporated by reference, and the financial statements included in our other filings with the SEC.

About Wind River

Overview

        Wind River is a supplier of software solutions and development tools for embedded systems. An embedded system consists of a microprocessor, or a series of microprocessors, and related software and is used to control, monitor or assist the operation of electronic devices, equipment and machinery. Embedded systems are used in diverse products such as cellular phones, digital imaging products, auto braking systems, internet routers, jet fighter control panels and factory automation devices. Our products, including our flagship products, the Tornado® development platform and the VxWorks® real-time operating system, help customers to enhance product performance, standardize designs across projects, reduce research and development costs and shorten product development cycles. We sell our products to customers in a variety of markets, including aerospace, automotive, digital imaging, industrial measurement and networking.

        We simplify our customers' process of programming for these embedded systems by providing off-the-shelf software, industry-specific solution-level products and programming tools. Our off-the-shelf software includes operating systems, as well as middleware applications, such as networking and security protocols, that offer additional capabilities beyond those in the operating system. Our solution-level products integrate the operating systems with middleware to meet the requirements of specific industries. Our software programming tools help customers write their own applications for embedded systems. We also offer a range of hardware reference designs that customers can incorporate into their products or use as a development platform before a customer's custom boards are available.

        To complement our broad range of software products and hardware reference designs, our professional services team provides comprehensive design engineering services and technical support. These services help customers complete a product specification, design critical drivers, ports or interfaces, and/or provide a complete design for the customer's product or application. We offer training through a series of formal technical courses designed to help teach developers the basics of embedded software development and the effective use of our tools, operating systems and middleware. We also provide for worldwide maintenance and support of software products.

        Our operating systems and middleware products are embedded in end-user products developed and marketed by our customers, and a portion of our overall product revenue is derived from royalty fees associated with each copy of our operating system or middleware products embedded in our customers' products. Therefore, our royalty revenues depend both upon our ability to negotiate royalty agreements with our customers successfully and, in turn, upon our customers' successful commercialization of their underlying products.

        Our common stock is traded on the Nasdaq National Market under the symbol "WIND." The address of our principal executive offices is 500 Wind River Way, Alameda, CA 94501. Our telephone number is (510) 748-4100.

Recent Financial Results

        On May 16, 2002, we announced unaudited operating results for the quarter ended April 30, 2002. Revenue for the quarter was $66.4 million, compared to $110.2 million for the quarter ended April 30, 2001. Net loss for the quarter was $18.0 million, compared to a net loss of $24.8 million for the quarter ended April 30, 2001. Loss per share was $0.23, compared to a loss of $0.32 in the quarter ended April 30, 2001. On February 1, 2002, Wind River adopted the new accounting standard for goodwill and, accordingly, in the three-month period ended April 30, 2002, no amortization of goodwill was recorded. In the comparable quarter ended April 30, 2001, Wind River recorded amortization of goodwill of $28.7 million, which would not have been amortized if the new accounting standard had been applicable in that period. If goodwill had not been amortized in the quarter ended April 30, 2001, net income would have been $3.9 million and net income per both basic and diluted share would have been $0.05.

        Revenues for the fiscal year ended January 31, 2002 were $351.1 million, compared to $438.0 million in fiscal 2001. Net loss for fiscal year 2002 was $375.6 million, or $4.84 per share, compared to net loss of $76.4 million, or $1.05 per share, for fiscal year 2001.

        During the second quarter of fiscal 2002 we began to be significantly impacted by the current economic downturn in the high-technology sector. As a result, our revenues for fiscal 2002 decreased 20%. We experienced a decline in both our product and service revenues. Many of our customers have delayed or canceled, in whole or in part, their purchase decisions due to their own economic situations.

        In addition to the impact of declining revenues on our net loss, our financial statements also reflected an impairment charge relating to goodwill and purchased intangibles of $257.4 million and a restructuring charge of $21.7 million. The impairment charge related primarily to intangibles acquired from Embedded Support Tools Corporation, Rapid Logic, Inc. and AudeSi Technologies, Inc., which were acquired through purchase transactions completed in the prior fiscal year. The restructuring charge related to severance and excess facilities costs incurred as a result of our decision to implement various cost-control and reorganizational measures to reduce operating costs in response to the economic downturn. During the second quarter, we implemented various cost-saving measures, including reducing our headcount, reducing executive compensation, implementing a program of office closure days and reducing discretional spending on items such as consulting and travel. We were not able to reduce our fixed and variable costs as quickly as the decline we experienced in the demand for our products.

        During fiscal 2002 we also repurchased and redeemed $140.0 million of our 5.0% convertible subordinated notes and in December 2001, we issued $150.0 million of new 3.75% convertible subordinated notes. We have substantial debt service, principal repayment and lease payments obligations, which could affect our liquidity, cash reserves and ability to obtain additional financing if we need to do so.

The Offering

        The following is a brief summary of some of the terms of the notes offered for resale by this prospectus. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Notes Offered	$150,000,000 principal amount of our 3 3/4% Convertible Subordinated Notes due December 15, 2006.
Interest	The notes will bear interest at an annual rate of 3 3/4%. We will pay interest on the notes semiannually on June 15 and December 15, commencing June 15, 2002.
Maturity of Notes	December 15, 2006.
Conversion Rights	The notes are convertible at any time prior to maturity into shares of our common stock at the conversion price of $24.115 per share, subject to specified anti-dilution adjustments, which are described in "Description of the Notes—Conversion of Notes." This is equivalent to a conversion rate of approximately 41.468 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest, except in limited circumstances as set forth in the indenture. See "Description of the Notes—Conversion of Notes."
Provisional Redemption	We may redeem the notes, in whole or in part, at any time before December 15, 2004, at a redemption price equal to $1,000 per note to be redeemed if (a) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the provisional redemption notice and (b) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date, unless registration is no longer required. Upon any provisional redemption, we will make an additional payment with respect to the notes called for redemption equal to the total value of the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid on the notes (or December 10, 2001 if no interest has been paid) through December 15, 2004. We may make these additional payments, at our option, in cash or common stock or a combination thereof. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date. See "Description of the Notes—Provisional Redemption."

Optional Redemption	We may redeem the notes on or after December 15, 2004 in cash at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date.
Change in Control	Upon a change in control, you may require us to purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. We may purchase these notes at our option in cash, our common stock, or common stock of a parent corporation, if it is publicly traded, or a combination thereof. However, we may not pay in common stock unless we meet certain conditions specified in the indenture prior to the purchase date.
Subordination	The notes will be unsecured and subordinated to all our existing and future senior indebtedness and all indebtedness and other liabilities, including trade payables, of our subsidiaries. As of January 31, 2002, we had $121.2 million of senior indebtedness outstanding for purposes of the indenture, consisting of $15.1 million in debt and $106.1 million in other liabilities and commitments, primarily related to the operating leases on our Alameda headquarters, as well as to other operating lease commitments. At January 31, 2002 our international subsidiaries had $44.6 million of outstanding indebtedness and certain other liabilities (excluding intercompany liabilities) and our domestic subsidiaries had no material liabilities. Our subsidiaries and we are prohibited from incurring senior indebtedness or other debt under the indenture.
Sinking Fund	None.
Registration Rights	Pursuant to a registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the notes and the common stock issuable upon conversion of the notes. See "Description of the Notes—Registration Rights."
Use of Proceeds	We will not receive any of the proceeds from the resale of the notes by the selling security holders or the common stock into which the notes may be converted.

Trading	Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of The Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or any securities exchange, and we cannot assure you about the liquidity of or the development of any trading market for the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "WIND."
Indenture and Trustee	We have issued the notes under an indenture, dated as of December 10, 2001, between Bankers Trust Company, as trustee and us.
Risk Factors	Investing in the notes or the common stock involves a high degree of risk. You should carefully consider the information under "Risk Factors" beginning on page 6 and the other information included in this prospectus before investing in the notes or the common stock.

RISK FACTORS

        Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not know of or that we currently think are immaterial may also impair our business. If any of the events and circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer and the trading price of the notes and our common stock could decline.

        The recent economic downturn has adversely impacted and may continue to adversely impact our revenues and earnings. In addition, uncertainties associated with the downturn increase the difficulty of financial planning and forecasting.

        The United States is currently in the midst of a general economic downturn that commenced in 2001. During the fiscal year ended January 31, 2002, we experienced a decline in revenues and a loss of profitability, which we believe is attributable, at least in part, to this downturn, as many of our customers experienced budgeting constraints, causing them to defer or cancel projects. Our total revenues decreased 20% to $351.1 million in fiscal 2002 compared to $438.0 million in fiscal 2001. We recorded a net loss of $375.6 million, or $4.84 per share, for fiscal 2002 compared with a net loss of $76.4 million, or $1.05 per share, for fiscal 2001. This decline has continued into the first quarter of fiscal 2003; our total revenues decreased 40% to $66.4 million for the quarter ended April 30, 2002 from $110.2 million for the quarter ended April 30, 2001, and we recorded a net loss of $18.0 million for the quarter ended April 30, 2002 compared to a net loss of $24.8 million for the quarter ended April 30, 2001. Our decline in revenues during the first half of fiscal 2002, as well as the adverse economic conditions, led us to implement a restructuring program in May 2001 that included a headcount reduction and other cost-control measures, and to record charges for restructuring and impairment of acquired goodwill and other assets during fiscal year 2002. Additionally, in May 2002, we announced another restructuring, including further headcount reductions and cost-control measures. We cannot predict how long or severe this downturn will be or whether any actions taken or proposed by the government will be effective to bolster the economy. As a result of this uncertainty, forecasting and financial and strategic planning are more difficult than usual. If the downturn continues for an extended period or becomes more severe, our business will continue to suffer and we may experience additional declines in sales, as well as continued losses, as our customers attempt to limit their spending. In addition, the adverse impact of the downturn on the capital markets could impair our ability to raise capital as needed and impede our ability to expand our business.

        Numerous factors may cause our total revenues and operating results to fluctuate significantly from period to period. These fluctuations increase the difficulty of financial planning and forecasting and may result in decreases in our available cash and declines in the market price of our stock.

        A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our total revenues and operating results. These fluctuations make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our operations. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our operating results and revenues include:

  •
  the number and timing of orders we receive, including disproportionately higher receipt and shipment of orders in the last month of the quarter;
  •
  changes in the length of our products' sales cycles, which increase as our customers' purchase decisions become more strategic and are made at higher management levels;
  •
  the success of our customers' products from which we derive our royalty revenue;
  •
  the mix of our revenues as between sales of products and lower-margin sales of services;

  •
  our ability to control our operating expenses;
  •
  our ability to continue to develop, introduce and ship competitive new products and product enhancements quickly;
  •
  possible deferrals of orders by customers in anticipation of new product introductions;
  •
  announcements, product introductions and price reductions by our competitors;
  •
  our ability to manage costs for fixed-price consulting agreements;
  •
  seasonal product purchases by our customers, which historically have been higher in our fourth fiscal quarter;
  •
  changes in business cycles that affect the markets in which we sell our products;
  •
  economic conditions in the United States and international markets; and
  •
  foreign currency exchange rates.

        One or more of the foregoing factors may cause our operating expenses to be disproportionately high or may cause our net revenue and operating results to fluctuate significantly. Results from prior periods are thus not necessarily indicative of the results of future periods.

        Our restructuring plans may not result in sufficient cost savings to enable us to achieve profitability in a difficult economic environment.

        In response to market conditions and the decline in our revenues, in May 2001 and again in May 2002, we implemented restructuring plans that were designed to align our resources more strategically and control our expenses. Our current restructuring plan is based on certain assumptions regarding the cost structure of our business and the nature and severity of the current industry adjustment and general economic trends. In fiscal 2002, we anticipated a more rapid pace of economic recovery than has actually occurred. Similarly, we cannot be certain that the assumptions underlying our current restructuring plan will prove to be accurate. If they are not, our current restructuring plan may not result in the correct alignment of our resources or sufficient cost savings. Our restructuring plans involve the implementation of a number of initiatives to streamline our business and focus our investments, including reducing headcount by a total of 475 employees during fiscal 2002 and an additional amount during the second quarter of fiscal 2003 across all business functions, implementing cost-control measures such as reducing executive compensation, implementing a program of office closure days and reducing discretional spending on items such as consulting and travel. Additionally, we recorded a $257.4 million charge for impairment of goodwill and intangible assets during the second and fourth quarters of fiscal 2002. We expect to take one-time cash charges of approximately $13.0 million to $15.0 million during the second quarter of fiscal 2003 relating to the current restructuring and reduction in force. These measures may adversely affect our ability to realize our current or future business objectives. In addition, the costs actually incurred in connection with restructuring actions may exceed our estimated costs of these actions.

        We may need to refine, expand or extend our current plan, which may involve additional restructuring actions, such as further headcount reductions, assessing whether we should consider disposing of businesses or product lines and reviewing the recoverability of remaining tangible and intangible assets. Any decision to further limit investment or to dispose of or otherwise exit additional businesses may result in the recording of additional accrued liabilities for one-time or other charges, such as work force reduction costs, asset write-downs and contractual settlements. Current and additional restructuring actions may result in further cash and/or non-cash charges, which could have a material adverse effect on our business and results of operations. As a result, we cannot be sure that we will return to profitability as a result of our restructuring plan.

        We have substantial debt service and principal repayment obligations, which could make it difficult for us to obtain financing and deplete our cash reserves.

        Our substantial debt service and other commitments could impair our liquidity and cash reserves and our ability to obtain additional financing for working capital or acquisitions, should we need to do so. As of January 31, 2002, we had $150.0 million in outstanding indebtedness under the notes offered by this prospectus and $57.4 million in long-term obligations under the lease financings of our facilities in Alameda, California. As of January 31, 2002, there was $15.0 million outstanding under the revolving credit facility of our Japanese subsidiary. As a result of these and other commitments, our total future commitments for the years ended January 31, 2003 and 2004 will be $32.2 million and $14.4 million, respectively, assuming that none of our obligations is accelerated. At January 31, 2002, we had cash and cash equivalents of approximately $276.6 million, which included $123.1 million of investments with maturities of greater than one year and excludes restricted cash of $63.7 million.

        Under the terms of our synthetic leases, we must maintain compliance with financial covenants relating to a minimum consolidated fixed charge ratio, minimum EBITDA, a minimum tangible net worth and minimum net unencumbered cash. As of April 30, 2002, we were not in compliance with the minimum EBITDA covenant; however, the lessor waived application of the covenant at that date and, in June 2002, we amended the covenants as they relate to future periods. We cannot assure you, however, that we will continue to be in compliance with these covenants, particularly if our revenues continue to be negatively impacted by the economy or other factors. In addition, if we were not in compliance, we cannot be sure that the lessor would agree to provide a waiver or amendment of the covenants. In the event we are not in compliance, and are not able to obtain a waiver or amendment of the covenants, we could become obligated to purchase the buildings and could incur additional costs associated with replacing the synthetic leases.

        We face intense competition in the embedded software industry, which could decrease demand for our products or cause us to reduce our prices.

        The embedded software industry is characterized by rapid change, new and complex technology and intense competition. Our ability to maintain our current market share depends upon our ability to satisfy customer requirements, enhance existing products and develop and introduce new products. We expect the intensity of competition to increase in the future. Increased competitiveness may result in reductions in the prices of our products, run-time royalties and services, lower-than-expected gross margins or loss of market share, any of which would harm our business.

        Our primary competition comes from internal research and development departments of companies that develop embedded systems in-house. In many cases, companies that develop operating systems in-house have already made significant investments of time and effort in developing their own internal systems, making acceptance of our products as a replacement more difficult. Additionally, we compete with independent software vendors. Some of the companies that develop embedded systems in-house and some of these independent software vendors, such as Microsoft Corporation, have significantly greater financial, technical, marketing, sales and other resources and significantly greater name recognition than we do.

        We also compete with open-source software vendors that promote the Linux operating system. The accessibility of the open source code promotes rapid technological changes from contributors in the open-source community, and open-source vendors may be able to respond more quickly to these changes. Additionally, because Linux is royalty-free, we may be forced to reduce the prices of our run-time royalties, which may cause our revenue and profit margin to decline.

        Demands for rapid change and the increasing complexity of the technology in our industry intensify the competition we face. In addition, our competitors may consolidate or establish strategic alliances to expand product offerings and resources or address new market segments. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, sale and support of their products. These factors favor larger competitors that have the resources to develop new technologies or to respond more quickly with new product offerings or product enhancements.

        We may be unable to meet the pace of rapid development set by our competitors or may incur additional costs attempting to do so, which may cause declines in our operating results. Our competitors may foresee the course of market developments more accurately than we do and could in the future develop new technologies that compete with our products or even render our products obsolete, any of which could adversely affect our competitive position.

        If we do not continue to address new and rapidly changing markets and increasingly complex technologies successfully and deliver our products on a timely basis, our revenues and operating results will decline.

        The market for embedded software is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements and product offerings in the embedded market. Our success depends upon our ability to adapt and respond to these changes in a timely and cost-effective manner. If we fail to continually update our existing products to keep them current with customer needs or to develop new or enhanced products to take advantage of new technologies, emerging standards, and expanding customer requirements, our existing products could become obsolete and our financial performance would suffer.

        We have from time to time experienced delays in the commercial release of new technologies, new products and enhancements of existing products. These delays are commonplace in the software industry due to the complexity and unpredictability of the development work required. We must effectively market and sell new product offerings to key customers, because once a customer has designed a product with a particular operating system, that customer typically is reluctant to change its supplier due to the significant related costs. If we cannot adapt or respond in a cost-effective and timely manner to new technologies and new customer requirements, sales of our products could decline.

        The costs of software development can be high, and we may not realize revenues from our development efforts for a substantial period of time.

        Introducing new products that rapidly address changing market demands requires a continued high level of investment in research and development. Our product development and engineering expenses were $88.7 million, or 25% of total revenues, for the year ended January 31, 2002, and $83.0 million, or 19% of total revenues, for the year ended January 31, 2001. As we undertake the extensive capital outlays to address the changes in the embedded market, we may be unable to realize revenue as soon as we may expect. These costs associated with software development are increasing, including the costs of recruiting and retaining engineering talent and acquiring or licensing new technologies. Our investment in new and existing market opportunities prior to our ability to generate revenue from these new opportunities may adversely affect our operating results.

        Integrating the companies we have acquired and costs associated with acquisitions and investments may disrupt our business and harm our operating results.

        We anticipate that, as part of our business strategy, we will continue to acquire or make investments in business, products and technologies that complement ours. These investments and acquisitions can be expensive and difficult to manage and integrate. We have incurred significant costs in connection with acquisition transactions in recent years and may incur significant costs in connection with future transactions, whether or not they are consummated. For example, during the fiscal year ended January 31, 2001, we recorded a charge of $33.3 million for acquisition-related costs, of which $25.2 million related to acquisition and integration costs associated with the acquisition of Integrated

Systems, Inc., including fees for financial advisors, office closure costs, severance payments and systems integration. Acquisitions involve additional risks including:

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  difficulties in integrating the operations, technologies, and products of the acquired companies;
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  the risk of diverting management's attention from normal daily operations of the business;
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  potential difficulties in completing projects associated with in-process research and development;
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  risks of operating in markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
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  disruption of customer relationships;
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  increased expenses associated with acquisitions, including costs for employee redeployment, relocation or severance; conversion of information systems; combining research and development teams and processes; reorganization or closures of facilities; and relocation or disposition of excess equipment;
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  potential delays in realizing anticipated revenues associated with the acquisition; and
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  the potential loss of key employees of the acquired companies.

        Additionally, if revenues associated with acquired businesses do not meet our original expectations, acquisitions may result in charges relating to impairment of acquired goodwill and purchased intangibles. During fiscal 2002, we identified indicators of possible impairment of goodwill and other intangible assets relating to acquisitions made in earlier years. As a result of our impairment review, we recorded an aggregate charge of $257.4 million for the impairment of goodwill and purchased intangibles relating to our acquisitions of Embedded Support Tools Corporation, AudeSi Technologies, Inc., Rapid Logic, Inc., ICESoftAS and Software Development Systems, Inc.

        We may not be successful in integrating the business, products, technologies and personnel we acquire. Similarly, we cannot guarantee that our investments will yield a significant return, if any. If we cannot successfully manage the integration of our acquisitions or are unable to realize the benefits of, or anticipated revenues from, our acquisitions, our business, financial condition and operating results could suffer.

        If we are unable to successfully maintain our strategic alliances and collaborative relationships, we could experience delays in product development and our business would suffer.

        We have several forms of strategic relationships, primarily with key semiconductor manufacturers, through our Centers of Excellence program and value-added reseller agreements. In addition, we have collaborative marketing agreements through our WindLink program and collaborative marketing and distribution agreements through our Wind River Direct program with certain developers of third-party applications and products. These strategic relationships are complex because some of the companies that are our strategic partners in certain business areas are also our competitors in other business areas. Our strategic partners may also have concurrent relationships with companies that provide open source and in-house solutions, which may put pressure on our product development roadmaps, timelines and prices. If we are not successful in developing and maintaining these strategic relationships, our business may be harmed. If our collaborative marketing and distribution agreements terminate or expire, the scope of our product offerings may be restricted, and the distribution of our products and revenues may be adversely impacted.

        Because a significant portion of our revenue is derived from royalties, we are dependent upon the ability of our customers to develop and penetrate new markets successfully.

        Our operating systems and middleware products are embedded in end-user products developed and marketed by our customers, and we receive royalty fees for each copy of our operating system and middleware products embedded in those products. Therefore, our royalty revenues depend both upon our ability to successfully negotiate royalty agreements with our customers and, in turn, upon our customers' successful commercialization of their underlying products. In particular, we derive significant revenue from customers that develop products in highly competitive and technologically complex areas such as Internet infrastructure, servers and storage, digital consumer, aerospace and defense, industrial control and automotive. If these customers sell fewer products or otherwise face significant economic difficulties, our revenues will decline. During our current fiscal year, we have experienced a decline in run-time royalties received from customers, which we believe is primarily due to our customers' response to the existing current market conditions in the high technology sector. We cannot control these customers' product development or commercialization or predict their success. In addition, we depend on our customers to accurately report the use of their products in order for us to collect our run-time royalties. If our customers are not successful with their products or do not accurately report use of their products, our royalty revenues may decline significantly.

        Our significant international business activities subject us to increased costs and economic risks.

        We develop and sell a substantial percentage of our products internationally. For the fiscal year ended January 31, 2002, revenues from international sales were $135.8 million, or 39% of total revenue, as compared to $137.3 million, or 31% of total revenue, for the fiscal year ended January 31, 2001. Additionally, we have investments in, or have made acquisitions of, companies located outside the United States. We also expect to continue to make investments to further support and expand our international operations and increase our direct sales force in Europe and Asia. Risks inherent in international operations include:

  •
  the imposition of governmental controls and regulatory requirements;
  •
  the costs and risks of localizing products for foreign countries;
  •
  differences in business cultures and sales cycles;
  •
  differences in operation and sales support expenses;
  •
  unexpected changes in tariffs, import and export restrictions and other barriers and restrictions;
  •
  greater difficulty in accounts receivable collection;
  •
  the restrictions on repatriation of earnings;
  •
  exposure to adverse movements in foreign currency exchange rates;
  •
  the burdens of complying with a variety of foreign laws;
  •
  difficulties in staffing and managing foreign subsidiaries and branch operations;
  •
  difficulties in integrating products and operations from foreign acquisitions; and
  •
  the need to guarantee credit instruments extended to support foreign operations, in particular in Japan.

        Any of these events, regionally and as a whole, could reduce our international sales and increase our costs of doing business internationally and have a material adverse effect on our gross margins and net operating results.

        During fiscal 2002, we completed our transition of sales in Japan from a distribution model to a direct sales model. During fiscal 2002, revenues in Japan declined 9% compared to fiscal 2001, primarily because of this transition, and to a lesser extent because of the economic slowdown in Japan. We cannot be certain that our expectations for the direct sale model will be met and that the level of sales in Japan will be maintained or increase in absolute dollars or as a percentage of our revenue. If we fail to maintain or increase our sales in Japan, or other international regions our results of operations may be adversely affected.

        Failure of our current and planned information systems, controls and infrastructure to adequately manage and support our anticipated growth and global operations could disrupt our business.

        We have experienced, and expect to continue to experience in the long term, both through acquisitions and internal expansion, significant growth in our headcount and in the scope, complexity and geographic reach of our operations. To support this expansion, we must standardize, integrate and improve our management controls, reporting systems and procedures and information technology infrastructure. To implement those improvements, we must purchase, develop and maintain complex and expensive information management systems. Our current and planned systems, procedures and controls may not be adequate to support our future operations. Failure of these systems to meet our needs and an inability to efficiently integrate and expand support worldwide could disrupt our operations. Our ability to manage this growth is complicated by the need to implement headcount reductions and cost-control measures in the short term in response to general economic conditions and declining revenues. See "—Our restructuring plans may not result in sufficient cost savings to enable us to achieve profitability in a difficult economic environment" above.

        Our common stock price is subject to volatility.

        In recent years, the stock markets in general and the shares of technology companies in particular have experienced extreme price fluctuations. These recent price fluctuations have often been unrelated or disproportionate to the operating performance of the companies affected. Our stock price has similarly experienced significant volatility; during fiscal 2002, as reported on the Nasdaq National Market, our stock had a high sales price of $37.75 and a low sales price of $9.70. The last sale price of our common stock as reported on the Nasdaq National Market on June 5, 2002 was $6.47. In recent fiscal quarters, we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. These factors relating to the fluctuations in our revenues and operating results will continue to affect our stock price. Comments by or changes in estimates from securities analysts as well as significant developments involving our competitors or our industry could also affect our stock price. In addition, the market price of our common stock is affected by the stock performance of other technology companies generally, as well as companies in our industry and our customers in particular. Other broad market and industry factors may negatively affect our operating results or cause our stock price to decline, as may general political or economic conditions in the United States and globally, such as recessions, or interest rate or currency fluctuations.

        Our strategic equity investments are subject to equity price risk and their value may fluctuate.

        From time to time, we make investments for the promotion of business and strategic objectives with publicly traded and privately held companies. The market price and valuation of the securities that we hold in these companies may fluctuate due to market conditions and other circumstances over which we have little or no control. Recently, the value of these investments has declined significantly, causing us to record a total impairment loss of $11.3 million in fiscal 2002 for most of these investments. As of January 31, 2002, the market value of our publicly held investments was $839,000 and the cost-basis of our remaining private investments was $4.0 million. We typically do not attempt to reduce or eliminate this equity price risk through hedging or similar techniques, and market price and valuation fluctuations could impact our financial results. Moreover, our investments in privately held companies are inherently risky because the markets for the technologies or products these companies have under development are typically in the early stage and may never develop. We will continue to monitor these investments for impairment and will make appropriate reductions in the carrying value when necessary. To the extent that the fair value of these securities is less than our cost over an extended period of time, our net income would be reduced.

        The rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and reduce our ability to compete.

        Our success depends significantly upon the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual provisions to establish and protect our intellectual property rights in our technology and products. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain our technology as trade secrets. In addition, discovery and investigation of unauthorized use of our intellectual property is difficult. We expect software piracy, which is difficult to detect, to be a persistent problem, particularly in those foreign countries where the laws may not protect our intellectual property as fully as in the United States. Employees, consultants, and others who participate in the development of our products may breach their agreements with us regarding our intellectual property. We might not have adequate remedies for infringement or breach of our proprietary rights by third parties, employees or consultants. Further, we have in the past initiated, and in the future may initiate, claims or litigation against third parties for infringement or breach of our proprietary rights or to establish the validity of our proprietary rights. Whether or not such litigation is determined in our favor, such actions could result in significant expense to us, divert the efforts of our technical and management personnel from productive tasks or cause product shipment delays.

        Patent, trademark or copyright infringement or product liability claims against us may result in costly litigation, cause product shipment delays or require us to expend significant resources. In addition, patent or copyright claims may require us to enter into royalty or licensing arrangements.

        We occasionally receive communications from third parties alleging patent, trademark or copyright infringement or other intellectual property claims, and there is always the chance that third parties may assert infringement claims against us or against our customers under circumstances that might require us to provide indemnification. For example, at various times in recent years, we have been informed that IBM Corporation has contacted a few of our customers with respect to potential infringement of IBM patents by our customers' products which may include our software. Additionally, because our products are increasingly used in applications, such as network infrastructure, transportation, medical and mission-critical business systems, in which the failure of the embedded system could cause property damage, personal injury or economic loss, we may face product liability claims.

        Although our agreements with our customers typically contain provisions intended to limit our exposure to infringement and liability claims, these provisions may not be effective in doing so in all circumstances or in all jurisdictions. Any of these types of claims, with or without merit, could result in claims for indemnification by us or costly litigation, could require us to expend significant resources to develop non-infringing technology or remedy product defects, cause product shipment delays or require to pay significant damages if the claims are successful. In the case of infringement of another party's intellectual property, we may be required to enter into royalty or licensing agreements; however, we cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we are not successful in defending these claims or, with respect to infringement claims, were to fail to obtain royalty or licensing agreements in a timely manner and on reasonable terms, our business, financial condition, results of operations and cash flows would be materially adversely affected.

        We are currently involved in a dispute with Mentat, Inc. for which Mentat, Inc. alleges a breach of the terms of a distribution agreement pertaining to license and trademark matters. Additionally, the U.S. Department of Justice has commenced a civil investigatory demand involving potential antitrust violations with respect to a licensing and distribution agreement we entered into with The MathWorks, Inc. Such matters involve complex questions of fact and law and could involve significant costs and the diversion of resources to defend. Additionally, the results of litigation are inherently uncertain, and an adverse outcome is at least reasonably possible. We are unable to estimate the range of possible loss from outstanding litigation and other legal proceedings and no amounts have been provided for such matters in the our consolidated financial statements. If we are not successful in defending these claims, our business, financial condition, results of operations and cash flows could be materially adversely affected.

        We have adopted a number of anti-takeover provisions, which could delay, deter or prevent takeover attempts that could involve a premium stock price or other benefits to our stockholders.

        Provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in our control or management, even when these changes could involve a premium stock price or other benefit to our stockholders. These provisions may also adversely affect the market price for our common stock. These provisions:

  •
  provide for a "poison pill" stockholder rights plan;

  •
  limit who may call a special meeting of stockholders;

  •
  authorize the issuance of "blank check" preferred stock that, without stockholder approval, could be issued by our board to thwart unsolicited takeover attempts;

  •
  prohibit stockholder action by written consent, with the result that all stockholder action must be taken at a meeting of stockholders; and

  •
  establish advance notice requirements for stockholder proposals and nominations of directors to our board.

        In addition section 203 of the Delaware General Corporation Law imposes restrictions on our ability to engage in business combinations and other specified transactions with significant stockholders. In addition, our equity incentive and change-in-control severance plans provide for acceleration of vesting of outstanding stock options in the event of specified changes in control. The notes and our operating leases for our headquarters facility contain change-in-control provisions under which we may be required to repurchase the notes or pay accelerated rent in the event of specified changes in control. Any of these provisions could have the effect of delaying, deterring or preventing changes in our control or management.

Risks Related to the Notes

        The notes are subordinated and there are no financial covenants in the indenture. As a result, in specified events, our assets will not be available to pay obligations on the notes until after all senior debt has been paid in full.

        The notes will be our general unsecured obligations and will be subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in specified other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. In addition, to the extent that any of our indebtedness is secured, even though it may otherwise rank equally with the notes in right of payment, our assets that are subject to the security interest will be available to pay obligations on the notes only to the extent that any of those assets remain following satisfaction of the secured indebtedness. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

        The notes also will be effectively subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. We conduct a portion of our operations through subsidiaries. Accordingly, our ability to meet our cash obligations is dependent in part upon the ability of our subsidiaries to make cash distributions to us, upon contractual provisions between our subsidiaries and us, and, in some case upon the laws of foreign governments. As of January 31, 2002, we had $121.2 million of senior indebtedness outstanding for purposes of the indenture consisting of $15.1 million in debt and $106.1 million in other liabilities and commitments, primarily related to the operating leases on our Alameda headquarters, as well as to other operating lease commitments. At January 31, 2002, our international subsidiaries had approximately $44.6 million of outstanding indebtedness and certain other liabilities (excluding intercompany liabilities), to which the notes would have been effectively subordinated. At January 31, 2002, our domestic subsidiaries had no material liabilities.

        Neither our subsidiaries nor we are restricted from incurring additional debt, including senior indebtedness, under the indenture. If our subsidiaries or we were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

        We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control.

        Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. In addition, upon a change in control, we may be required to pay accelerated rent under the lease financings of our facilities in Alameda. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes and our other obligations that become due upon a change in control. Future credit agreements or other agreements relating to our indebtedness also might restrict or prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the debt that contains these restrictions or prohibitions. If we do not obtain consent or refinance the debt, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In these circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would likely limit or prohibit payments to you. The term "change in control" is limited to specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving our company.

        A market may not develop for the notes, which could cause the trading price of the notes to decline significantly.

        Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of The Nasdaq Stock Market, Inc. However, the notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes on any other automated interdealer quotation system or any securities exchange. Credit Suisse First Boston Corporation, UBS Warburg LLC and Thomas Weisel Partners LLC, the initial purchasers, advised us at the time of the initial offering that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities Act of 1933, as amended (referred to as the Securities Act) and the Exchange Act. As a result, a market for the notes may not develop or, if one does develop, it may not be active or sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. Even if an active trading market were to develop, the notes could still trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes trade at lower prices depends on many factors, including prevailing interest rates and the markets for similar securities, as well as the factors enumerated above that may contribute to the volatility of our common stock.

        The price at which our common stock may be purchased on the Nasdaq National Market is currently lower than the conversion price of the notes and may remain lower in the future.

        The notes being offered by this prospectus are convertible into shares of our common stock. Prior to electing to convert the notes, a note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "WIND." On June 5, 2002, the last reported sale price of our common stock was $6.47 per share. The initial conversion price of the notes is $24.115 per share. As discussed above, the market price of our common stock is subject to significant fluctuations. These fluctuations, as well as economic conditions generally, may adversely affect the market price of the notes.

        The rating on the notes may change.

        The notes have received a "B-" rating by Standard & Poor's. A security rating is not a recommendation to buy, sell or hold securities. It is possible that Standard and Poor's may reduce or withdraw this rating in the future or that other rating agencies may assign the notes a rating lower than the Standard and Poor's rating. If the rating on the notes is reduced in the future, the market price of the notes and our common stock may be negatively affected.

        In certain circumstances, the notes could be subject to special rules that apply to contingent debt instruments, including the application of "original issue discount" principles.

        In certain circumstances, investors in our notes could receive payments in excess of principal or stated interest. Specifically, such payments might arise if we exercise our optional redemption right, if we call the notes for provisional redemption or if we are required to make additional payments as liquidated damages if we have a registration default (as described below under "Description of Notes—Registration Rights"). Because of the lack of authority directly on point and the inherently factual nature of the analysis, the tax consequences of the notes are uncertain. The notes may be deemed to be contingent debt instruments, which would subject the notes to special rules that apply to contingent debt instruments. If the notes were determined to have contingent interest, the interest thereon would be taxed under the original issue discount principles, which require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. Please see "Certain United States Federal Income Tax Considerations" for a fuller discussion of the tax consequences relating to the notes.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 (Registration No. 333-83690) that we filed with the Securities and Exchange Commission, referred to as the SEC. The registration statement contains more information than this prospectus regarding us, the notes and our common stock, including certain exhibits and schedules.

        The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, and information that we file with the SEC subsequent to the date of this prospectus will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, referred to as the Exchange Act, until we terminate the offering of the notes and shares of common stock offered by this prospectus, including documents filed subsequent to the date of the initial registration statement and prior to its effectiveness. The following documents are incorporated by reference into this prospectus:

  •
  Annual Report on Form 10-K for the fiscal year ended January 31, 2002;

  •
  The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on March 12, 1993, as amended through the date hereof;

  •
  Current Report on Form 8-K, filed on May 2, 2002; and

  •
  Current Report on Form 8-K/A, filed on June 7, 2002.

        You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

    Wind River Systems, Inc.
    500 Wind River Way
    Alameda, CA 94501
    (510) 748-4100
    Attn: Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into that filing.

        You may read and copy the registration statement and the reports, proxy statements and other filings we make with the SEC at the Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330.

        The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

        You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements address, among other things:

  •
  our future financial performance;

  •
  our business and product strategy;

  •
  our competitive position; and

  •
  our future plans, objectives or goals.

        In some cases, forward-looking statements can be identified by words such as "may," "will," "believes," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue" or the negatives of these words or other comparable words. These forward-looking statements are based on current expectations and involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or those of our industry to be materially different from those expressed in or implied by the forward-looking statements. We urge you to consider carefully cautionary statements described in "Risk Factors" beginning on page 6, which identify important factors that could cause actual results to differ materially from those in any forward-looking statement.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus and of information currently and reasonably known. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this prospectus or to reflect the occurrence or effect of anticipated or unanticipated events, except that we intend to so update this prospectus if required by law.

        Unless stated otherwise, references in this prospectus to "Wind River," "we," "our," or "us," refer to Wind River Systems, Inc., a Delaware corporation, and its consolidated subsidiaries.

        Wind River Systems and the Wind River Systems logo are trademarks or registered trademarks or service marks of Wind River Systems, Inc. All other names mentioned are trademarks, registered trademarks or service marks of their respective companies or organizations.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by the selling security holders of the notes or the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        For the purpose of computing the ratio of earnings to fixed charges set forth below, earnings consists of pre-tax income from operations, fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense. For the periods indicated below, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table below. Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	Years Ended January 31,
(Unaudited)
	2002	2001	2000	1999	1998	1997
Ratio of Earning to Fixed Charges	N/A(1)	N/A(1)	3.39	6.31	5.85	64.32

(1)
Due to our losses in the 12 months ended January 31, 2002 and 2001, the ratio coverage for those periods was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, we would have had to generate additional pre-tax earnings of $373.9 million and $62.6 million in those periods, respectively.

SELLING SECURITY HOLDERS

        We originally issued the notes to three initial purchasers, Credit Suisse First Boston Corporation, UBS Warburg LLC and Thomas Weisel Partners LLC, in a private placement in December 2001. Our net proceeds from the sale and issuance of the notes to the initial purchasers was $144.3 million, after deducting the discount to the initial purchasers and estimated expenses of the offering. The notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus. Our registration of the notes and the common shares issuable upon conversion of the notes does not necessarily mean that the selling security holders will sell all or any of the notes or the common shares.

        The following table sets forth certain information as of May 31, 2002 concerning the principal amount of notes beneficially owned by each selling security holder and the number of conversion shares that may be offered from time to time by each selling security holder under this prospectus. The information is based on information provided by or on behalf of the selling security holders. The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $24.115 per share. This conversion price is subject to specified anti-dilution adjustments. Because the selling security holders may offer all or some portion of the notes or the conversion shares, we have assumed for purposes of the table below that the selling security holders will sell all of the notes and all of conversion shares offered by this prospectus. Accordingly, the number of conversion shares may increase or decrease from time to time. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. As of May 31, 2002, we had $150,000,000 in principal amount of the notes and 79,000,837 shares of common stock outstanding.

				Common Stock Owned Upon Completion of the Offering
	Principal Amount at Maturity of Notes Beneficially Owned and Offered
		Shares of Common Stock Beneficially Owned Before the Offering(1)
Name			Conversion Shares Offered	Number of Shares	Percentage
Credit Suisse First Boston, London Branch(4)(7)	$29,000,000	—	1,202,571	—	—
Deutsche Bank Securities Inc.(2)	28,820,000	—	1,195,107	—	—
MSD TCB, L.P.	15,014,000	—	622,600	—	—
Lord Abbett Bond Debenture Fund(11)	12,000,000	—	497,616	—	—
St. Thomas Trading, Ltd.(3)	8,442,000	—	350,073	—	—
Guardian Life Insurance Co.(4)	8,300,000	—	344,184	—	—
Credit Suisse First Boston Corp.(2)	7,872,000	—	326,436	—	—
Salomon Brothers Asset Management, Inc.(5)	7,700,000	—	319,303	—	—
Rhapsody Fund, Inc.(8)	7,600,000	—	315,157	—	—

Putnam Convertible Income-Growth Trust	6,680,000	—	277,006	—	—
Robertson Stephens(2)(9)	6,000,000	—	248,808	—	—
Man Convertible Bond Master Fund, Ltd.(3)	4,888,000	—	202,695	—	—
CitiSAM, Ltd.(8)	4,400,000	—	182,459	—	—
Investcorp-SAM Fund Ltd.(8)	4,100,000	—	170,019	—	—
Buffalo High Yield Fund	1,750,000	2,617,000	72,569	2,617,000	3.3%
Microsoft Corporation — High Income	1,470,000	—	60,958	—	—
Putnam Asset Allocation Funds — Balanced Portfolio	1,098,000	—	45,532	—	—
Putnam Asset Allocation Funds — Conservative Portfolio	854,000	—	35,414	—	—
IMF Convertible Fund(8)	800,000	—	33,174	—	—
Fuji U.S. Income Open(11)	750,000	—	31,101	—	—
Met Investors Bond Debenture Fund(11)	750,000	—	31,101	—	—
OCM High Income Convertible Limited Partnership	715,000	—	29,650	—	—
Allstate Life Insurance Company(4)(10)	600,000	—	24,881	—	—
Guardian Pension Trust(4)	500,000	—	20,734	—	—
Spear Leeds & Kellogg, L.P.(2)(6)	500,000	—	20,734	—	—
Renaissance Re Holdings Ltd.	340,000	—	14,099	—	—
American Skandia Trust(11)	300,000	—	12,440	—	—
Putnam Convertible Opportunities and Income Trust	282,000	—	11,694	—	—
Putnam Variable Trust-Putnam VT Global Asset Allocation Fund	267,000	—	11,072	—	—

Allstate Insurance Company(4)(10)	250,000	—	10,367	—	—
PFPC — AFBA (PFPC Trust Company)	250,000	58,900	10,367	58,900	*
Delta Air Lines Master Trust — High Income	275,000	—	11,404	—	—
B.C. McCabe Foundation(11)	200,000	—	8,294	—	—
Family Service Life Insurance Co.(4)	200,000	—	8,294	—	—
Oxford, Lord Abbett & Co.(11)	200,000	—	8,294	—	—
San Diego County Employee's Retirement Association — High Income	200,000	—	8,294	—	—
National Fuel & Gas Co. Retirement Plan(11)	150,000	—	6,220	—	—
Total Fina Elf Finance U.S.A. Inc.(11)	150,000	—	6,220	—	—
Lincoln National Global Asset Allocation Fund, Inc.	133,000	—	5,515	—	—

*
Less than 1%.

(1)
Figures in this column do not include the shares of common stock issuable upon conversion of the notes and listed in the column to the right.

(2)
These selling security holders are also registered broker-dealers and therefore are "underwriters" within the meaning of the Securities Act.

(3)
Jeffrey Tod Hansen and John Null have voting and investment control over the securities held by Man Convertible Bond Master Fund, Ltd. and St. Thomas Trading, Ltd.

(4)
These selling security holders are affiliates of registered broker-dealers and have advised us that they purchased the notes in the ordinary course of business and, at the time of the purchase of the notes, had no agreements or understandings directly or indirectly with any person to distribute the notes or the shares of common stock issuable upon conversion thereof.

(5)
Salomon Brothers Asset Management Inc. ("SBAM") acts as discretionary investment advisor with respect to the following accounts that hold the notes: General Motors Investment Management Corp. ($4,000,000), Lumbermens ($1,500,000), Kemper Fund ($200,000) and Smith Barney Convertible Fund ($2,000,000). Accordingly, SBAM may be deemed to be the beneficial owner of such notes. SBAM has represented that it is a subsidiary of Citigroup, Inc.

(6)
Dean Pohl has voting and investment control over the securities held by Spear, Leeds & Kellogg, L.P.

(7)
Credit Suisse First Boston, London Branch has represented that it is a subsidiary of Credit Suisse First Boston Corporation.

(8)
Rhapsody Fund, Inc, CitiSAM, Ltd., IMF Convertible Fund and Investcorp-SAM Fund Ltd. have represented that they are subsidiaries of Nuveen Investments.

(9)
Robertson Stephens has represented that it is a subsidiary of FleetBoston Financial Corporation.

(10)
Allstate Life Insurance Company and Allstate Insurance Company have represented that they are subsidiaries of The Allstate Corporation.

(11)
Lord Abbett & Co., a registered investment advisor, acts as investment advisor with respect to the following accounts that hold notes: Lord Abbett Bond Debenture Fund, Fuji U.S. Income Open, Met Investors Bond Debenture Fund, American Skandia Trust, B.C. McCabe Foundation, Oxford, Lord Abbett & Co., National Fuel Gas Co. and Total Fina Elf Finance U.S.A. Inc.

        Information about the selling security holders may change over time. Any changed information will be set forth in prospectus supplements and/or amendments. Other than arrangements and understandings with the initial purchasers for the purchase of the notes and the resale of the notes by them under Rule 144A under the Securities Act, we have no arrangements or understandings with any of the selling security holders to distribute the securities. Credit Suisse First Boston Corporation was one of the initial purchasers in connection with the offer and sale of the notes in December 2001 and has, along with certain of its affiliates, performed in the last three years and may in the future perform financial advisory and investment banking services for us and our affiliates. None of the other named selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

        The selling security holders and their successors, which includes their pledgees, donees, partnership distributees other transferees receiving the notes or common stock from selling security holders in non-sale transfers, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

        The notes and the underlying common stock may be sold in one or more transactions.

  •
  at fixed prices;

  •
  at prevailing market prices at the time of sale;

  •
  at varying prices determined at the time of sale; or

  •
  at negotiated prices.

        These sales may be effected in transactions, which may involve block transactions, in the following manner:

  •
  on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter-market;

  •
  in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

  •
  through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

        Selling security holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out short positions, short and deliver notes and underlying common stock to close out short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling security holders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with their agents, to reject (except when we decide to redeem the notes in accordance with the terms of the indenture), any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        In order to comply with the securities laws of some jurisdictions, if applicable, the holders of notes and common stock into which the notes are convertible may sell in some jurisdictions through registered or licensed broker dealers. In addition, under certain circumstances in some jurisdictions, the holders of notes and common stock into which the notes are convertible be required to register or qualify the securities for sale or comply with an available exemption from the registration and qualification requirements.

        Our outstanding common stock is listed for trading on the Nasdaq National Market. Since their initial issuance, the notes have been eligible for trading on the PORTAL markets of The Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or on any securities exchange. We cannot guarantee that any trading market will develop for the notes.

        The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. See "Selling Security Holders" for information on which selling security holders are broker-dealers and deemed underwriters. Any discounts, commissions, concessions or profit they earn on any resale of the notes or the shares of the underlying common stock may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. The selling security holders have also agreed to comply with the prospectus delivery requirements of the Securities Act, if any.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling security holder has represented that it will not sell any notes or common stock pursuant to this prospectus except as described in this prospectus.

        If required, the specific notes or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of the holders of the notes to register the notes and common stock into which the notes are convertible under applicable federal securities laws under specific circumstances and specific times. Under the registration rights agreement, the selling security holders and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incident to the registration of the noted and the common stock, except that the selling security holders will pay all brokers' commissions and, in connection with an underwritten offering, underwriting discounts and commissions.

DESCRIPTION OF THE NOTES

        We issued the notes under an indenture dated as of December 10, 2001 between Bankers Trust Company, as trustee, and us. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. Copies of the indenture, the form of certificate evidencing the notes and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus is a part. This description is qualified in its entirety by the indenture, with which it must be read for complete information. In the event of any conflict between this description and the indenture, the terms of the indenture will govern. In this section of the prospectus entitled "Description of the Notes," when we refer to "Wind River," "we," "our," or "us," we are referring to Wind River Systems, Inc. and not any of its subsidiaries.

General

        We issued $150,000,000 aggregate principal amount of the notes in December 2001. The notes are general unsecured obligations of Wind River and will be subordinate in right of payment as described under "—Subordination of Notes." The notes are convertible into common stock as described under "—Conversion of Notes." The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on December 15, 2006, unless earlier converted at your option, redeemed at our option or purchased by us at your option upon a change in control.

        Neither our subsidiaries nor we are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities, including the notes. In addition, there are no covenants in the indenture requiring us to meet or maintain any specific financial criteria. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of our company, except in the case of a change in control to the extent described under "—Purchase of Notes at Your Option Upon a Change in Control."

        The notes bear interest at the annual rate of 3 3/4% (commencing December 10, 2001), which rate may be increased if there is a registration default as described in "—Registration Rights" below. Interest will be payable on June 15 and December 15 of each year, beginning June 15, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be June 1 and December 1. We may, at our option, pay interest on the notes held in certificated form by check mailed to such holders. However, a holder of a note held in certificated form with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will not be required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date, and no interest will accrue on the payment for the additional period of time.

        We maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. Currently, this office is an office or agency of the trustee. Except under limited circumstances described under "—Book Entry, Delivery and Form" below, the notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

        You will have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $24.115 per share, subject to the anti-dilution adjustments described below. This is equivalent to a conversion rate of approximately 41.468 shares per $1,000 principal amount of notes. Except as described in this paragraph, we will not make any payment or other adjustment for accrued interest on the notes or for dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the principal amount being converted, which will be paid to the holders on the relevant record date. The foregoing sentence does not apply in the case of notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

        We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

        If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the second business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase. However, if we default in the payment of the redemption price or purchase price, your conversion right will not terminate until the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may convert your notes only if you withdraw your election in accordance with the indenture.

        The conversion price will be adjusted upon the occurrence of:

  (1)
  the issuance of shares of our common stock as a dividend or distribution on our common stock;

  (2)
  the subdivision or combination of our outstanding common stock;

  (3)
  the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

  (4)
  the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

  •
  dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

  •
  dividends or distributions exclusively in cash referred to in clause (5) below;

  (5)
  the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer (within the meaning of the United States federal securities laws) by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization at the close of business, New York City time, on the business day immediately preceding the day on which we declare such distribution; and

  (6)
  the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

        To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See "Description of Capital Stock—Rights Plan." If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

        In the event of:

  •
  any reclassification of our common stock; or

  •
  a consolidation, merger or combination involving Wind River; or

  •
  a sale or conveyance to another person of the property and assets of Wind River as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders as a result of these events.

        You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See "Certain United States Federal Income Tax Considerations."

        We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

        No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in determining if subsequent adjustments meet the one percent threshold. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Subordination of Notes

        The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        We are not allowed to make any payment on the notes or purchase or otherwise acquire the notes if:

  •
  a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable grace period, or

  •
  any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the Company or other person permitted to give such notice under the indenture.

        We will resume payments on the notes:

  •
  in case of a payment default on senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

  •
  in case of a default other than a payment default on designated senior indebtedness, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

        No new period of payment blockage may be commenced pursuant to a payment blockage notice unless:

  •
  365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

  •
  all scheduled payments on the notes that have come due have been paid in full in cash.

        No default on designated senior indebtedness, other than a payment default, that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

        As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

        If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

        The notes are unsecured and subordinated in right of payment to all our existing and future senior indebtedness. The notes are also effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. As of January 31, 2002, we had approximately $121.2 million of senior indebtedness outstanding for purposes of the indenture, consisting of $15.1 million in debt and $106.1 million in other liabilities and commitments, primarily related to the operating leases on our Alameda headquarters, as well as to other operating lease commitments. At January 31, 2002, our international subsidiaries had approximately $44.6 million of outstanding indebtedness and certain other liabilities (excluding intercompany liabilities), to which the notes will be effectively subordinated. At January 31, 2002, our domestic subsidiaries had no material liabilities.

        A portion of our operations is, or in the future may be, conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

        Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, including our obligations on the notes, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

        Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

        Neither our subsidiaries nor we are limited from incurring senior indebtedness or additional debt or liabilities under the indenture. If our subsidiaries or we incur additional debt or liabilities, our ability to pay our obligations on the notes could be affected. We expect that our subsidiaries and we will, from time to time, incur additional indebtedness and other liabilities.

        We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such compensation and indemnity will be senior to the claims of the note holders.

        "designated senior indebtedness" means the Fuji Guarantee and any other senior indebtedness in which the instrument creating or evidencing the indebtedness expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture.

        "Fuji Guarantee" means the guaranty letter dated as of October 20, 2000 made by us in favor of The Fuji Bank, Limited, guaranteeing the obligations of Wind River K.K., a Japanese corporation and our wholly-owned subsidiary, under a line of credit dated October 20, 2000, including any related documents, instruments and agreements executed in connection therewith, and in each case as amended (including any amendment and restatement thereof), modified, renewed, refunded, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available borrowing thereunder) from time to time and whether with the same or any other agent, lender or group of lenders.

        "indebtedness" means:

  (1)
  all of our indebtedness, obligations and other liabilities, contingent or otherwise,

  (A)
  for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or

    (B)
    evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Wind River or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (2)
  all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3)
  all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

  (4)
  all of our obligations and liabilities, contingent or otherwise, as lessee under leases for facility equipment (and related assets leased together with such equipment), under any lease or related document, including a purchase agreement, conditional sale or other title retention or a synthetic lease agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property (whether or not such lease transaction is characterized as an operating lease or capitalized lease in accordance with generally accepted accounting principles) or pay an agreed upon residual value of the leased property to the lessor;

  (5)
  all of our obligations and liabilities, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  (6)
  all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

  (7)
  any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

  (8)
  any and all deferrals, renewals, extensions, refinancings, replacements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).

        "senior indebtedness" means the principal of, premium, if any, interest (including interest accruing after the commencement of any bankruptcy or similar proceeding (whether or not a claim for post-petition interest is allowable as a claim in the proceeding)) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals) including:

  (1)
  commitment or standby fees due and payable to lending institutions with respect to credit facilities available to us;

  (2)
  all of our noncontingent obligations (a) for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction, and (b) under any interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

  (3)
  all of our obligations under leases for real estate, facilities, equipment or related assets whether or not capitalized, entered into or leased for financing purposes;

  (4)
  any liabilities of others described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and

  (5)
  renewals, extensions, refinancings, replacements, restructurings, refundings of, or amendments, modifications or supplements to, the foregoing.

        Senior indebtedness does not include:

  (1)
  indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

  (2)
  any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Provisional Redemption

        We may redeem any portion of the notes at any time prior to December 15, 2004 upon at least 30 and not more than 60 days' notice by mail to the holders of the notes, at a redemption price equal to $1,000 per note plus the "make whole" payment described below if (1) the closing price of our common stock on the Nasdaq National Market (or other primary exchange where our common stock is traded) has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. Notes will be redeemed only in integral multiples of $1,000 principal amount.

        If we redeem notes under these circumstances, we will make a "make whole" payment on the redeemed notes equal to the total value of the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid on the notes (or December 10, 2001 if no interest has been paid) through December 15, 2004. We must make these "make whole" payments on all notes called for redemption prior December 15, 2004, including notes converted after the date we mailed the notice. The "make whole" payment for notes converted shall not be reduced by accrued and unpaid interest. We may make these "make whole" payments, at our option, either in cash or in our common stock or a combination thereof. We will specify the type of consideration for the "make whole" payment in the redemption notice. Payments made in our common stock will be valued at 97% of the average of the closing sales prices of our common stock on the Nasdaq National Market (or other United States national securities exchange where our common stock is traded) for the five trading days ending on the day prior to the redemption date.

        Because the sale price of the common stock will be determined before the redemption date, if we specify that we will make payment of the redemption price in our common stock, holders of notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the redemption date.

Optional Redemption by Wind River

        We may redeem the notes on or after December 15, 2004, on at least 30 days and no more than 60 days notice, in whole or in part, in cash at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price
Beginning on December 15, 2004 through December 14, 2005	100.75%
Beginning on December 15, 2005 and thereafter	100.00%

in each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

        If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption. Notes will be redeemed only in integral multiples of $1,000 principal amount.

        No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

        If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 35 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

        We may pay the purchase price, at our option, in cash, in our common stock or the common stock of our parent corporation if such parent corporation's common stock is quoted on the Nasdaq National Market or traded on a United States national securities exchange, or a combination of cash and common stock. The number of shares of such common stock a holder will receive will equal the purchase price, less cash payments, if any, divided by 97% of the average of the closing sales price of such common stock on the Nasdaq National Market or a United States national securities exchange for the five trading days ending on the day prior to the purchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the purchase date as described in the indenture.

        We will mail to the trustee and to each holder a written notice of the change in control within 15 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

  •
  the change-in-control purchase date;

  •
  whether the purchase price will be paid in cash, common stock or a combination thereof;

  •
  information about, and the terms and conditions of, the change in control;

  •
  information about your right to convert the notes;

  •
  your right to require us to purchase the notes;

  •
  the procedures you must follow to exercise the right of purchase upon the change in control; and

  •
  the name and address of the paying and conversion agents.

        You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the second business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the second business day prior to the change in control purchase date.

        A change in control will be deemed to have occurred if any of the following occurs:

  •
  any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

  •
  we consolidate with, or merge with or into, another person or, excluding a grant of a security interest, we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction, "beneficially own," directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

  •
  the holders of our capital stock approve any plan or proposal for our liquidation or dissolution (whether or not otherwise in compliance with the indenture).

        However, a change in control will be deemed not to have occurred if either:

  •
  the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

  •
  in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

        For purposes of this change-in-control definition:

  •
  "person" or "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

  •
  a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change-in-control determination is being made, all unissued shares deemed to be held by all other persons;

  •
  "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

  •
  "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

  •
  "voting stock" means any class or classes of our capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of our board of directors.

        The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you as to how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

        We will:

  •
  comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

  •
  file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

  •
  otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

        This change in control purchase feature may make more difficult or discourage a takeover of our company and the removal of our incumbent management. We are not, however, currently aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between the initial purchasers and us.

        We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither our subsidiaries nor we are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

        Upon a change in control, we may be required to pay accelerated rent under the lease financings of our facilities in Alameda. If a change in control were to occur, we may not have enough funds to pay the purchase price of all tendered notes and our other obligations that become due upon a change in control. Future credit agreements or other agreements relating to our indebtedness might restrict or prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

        We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making the repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

        We may in the future incur debt that provides that a change in control results in an event of default under such debt document or agreement. Such debt document or agreement might prohibit, in certain situations, repurchase of the notes. If a change in control occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our lenders to repurchase the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance the debt, we cannot repurchase the notes. In addition, future debt may have similar change-in-control provisions that permit holders to accelerate or require us to repurchase their debt upon the occurrence of events similar to a change in control. We may be required to repurchase this other debt before we repurchase the notes or we may not otherwise have sufficient funds to repurchase this other debt and the notes. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

        Each of the following will constitute an event of default under the indenture:

  (1)
  we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

  (2)
  we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

  (3)
  we fail to perform any other covenant required of us in the indenture if such failure continues and is not cured or waived within 60 days after notice is given in accordance with the indenture;

  (4)
  any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $35 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured, waived or rescinded within 60 days after written notice as provided in the indenture; and

  (5)
  certain events in our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries.

        If an event of default, other than an event of default described in clause (5) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (5) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

        After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

        Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. No provision of the indenture requires the trustee to expend or risk its own funds or incur any financial liability in performing its duties or exercising its rights or powers if it has reasonable grounds for believing that repayment of such funds or adequate indemnity against the risk or liability is not reasonably assured to it. Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

        No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  •
  the holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

        However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

        Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

  •
  we fail to pay principal, premium or interest on any note when due;

  •
  we fail to convert any note into common stock; or

  •
  we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

        We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officer's knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Amendments, Modifications and Supplements

        The trustee and we may amend, modify or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may amend, modify or supplement any provision of the indenture without notice to the other note holders. However, no amendment, modification or supplement may be made without the consent of the holder of each outstanding note if such amendment, modification or supplement would:

  •
  change the stated maturity of the principal of, or interest on, any note;

  •
  reduce the principal amount of, or any premium or interest on, any note;

  •
  reduce the amount of principal payable upon acceleration of the maturity of any note;

  •
  change the place or currency of payment of principal of, or any premium or interest on, any note;

  •
  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  •
  modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

  •
  modify the subordination provisions in a manner materially adverse to the holders of notes;

  •
  adversely affect the right of holders to convert notes other than as provided in the indenture;

  •
  reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  •
  reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

        We and the trustee may amend, modify or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, substitute a successor in compliance with the provisions in the indenture described below under "—Consolidation, Merger and Sale of Assets," provide for uncertificated notes in addition to or in place of certificated notes, comply with the provisions of the Trust Indenture Act of 1939, as amended, appoint a successor trustee, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or, excluding a grant of a security interest, convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

  •
  the successor person, if any, is a corporation or limited liability company organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

  •
  immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

  •
  other conditions specified in the indenture are met.

Registration Rights

        The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes. This summary is qualified in its entirety by the registration rights agreement, with which it must be read for complete information. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part. In the event of any conflict between this description and the registration rights agreement, the terms of the registration rights agreement will govern.

        We entered into the registration rights agreement with the initial purchasers on December 10, 2001. This prospectus is part of a shelf registration statement that we filed to meet our obligations under the registration rights agreement to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. Under the registration rights agreement, we agreed to use commercially reasonable efforts to keep this shelf registration statement effective until the earliest of:

  (1)
  two years from the date of effectiveness of the shelf registration statement;

  (2)
  the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

  (3)
  the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

        We will be permitted to suspend the use of this prospectus for a period not to exceed 90 consecutive days or an aggregate of 120 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to that holder.

If:

  (1)
  we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in accordance with the terms of the registration rights agreement in order to name additional selling holders; or

  (2)
  after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (A) we do not cure the shelf registration statement within 30 business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 90th day or 120th day, as the case may be,

(we refer to each such event described above in clauses (1) and (2) as a registration default), additional interest will accrue on the notes and the underlying shares of common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the earlier of (a) the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured and (b) the day following the last day we are required to maintain the effectiveness of our shelf registration statement, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (1), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations.

        We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling security holder notice and questionnaire. Each holder must complete the notice and questionnaire in order to be named as a selling security holder in the prospectus and prior to any intended distribution of registrable securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling security holders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling security holders is, however, subject to our right to suspend use of the prospectus under certain circumstances. In addition, we may take reasonable steps to aggregate the addition of registrable securities of more than one holder, and we will not be required to file more than one amendment or supplement during any 30-day period.

        We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses, such as commissions and discounts.

Satisfaction and Discharge

        We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Agents

        We have initially appointed the trustee as the note registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

  •
  vary or terminate the appointment of the security registrar, paying agent or conversion agent;

  •
  appoint additional paying agents or conversion agents; or

  •
  approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

        All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

        We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

        We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

        The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

        Bankers Trust Company is the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign. The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

        Notes resold under the registration statement of which this prospectus forms a part will be represented by one or more permanent global security in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of DTC in New York, New York for the accounts of participants in DTC. We initially issued the notes in the form of one global security, bearing a legend relating to restrictions on transfer, which was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (referred to as certificated securities) will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC (referred to as participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (referred to as indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited were designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

        Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither the trustee, any paying agent nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security, as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of that portion of the aggregate principal amount of notes as to which the participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 325,000,000 shares of common stock, $.001 par value, and 2,000,000 shares of preferred stock, $.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, bylaws and the rights agreement relating to our rights plan.

Common Stock

        As of April 31, 2002, there were 79,000,837 shares of our common stock outstanding held of record by 820 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may apply to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to those of holders of our preferred stock.

Preferred Stock

        Our board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, rights, preferences, privileges and restrictions of any series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences, any or all of which could be greater than the rights of the common stock. As a result, the board of directors, without stockholder approval, could issue preferred stock that would adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or to make removal of management more difficult. Similarly, the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in our control. Other than as discussed below in connection with our rights plan, we have no present plan or agreement to issue any shares of preferred stock.

Rights Plan

        On October 21, 1999, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock held of record on November 15, 1999 and approved the further issuance of rights with respect to all shares of common stock that are subsequently issued. The rights were issued subject to a rights agreement, dated as of October 22, 1999, between us and American Stock Transfer and Trust Company, as rights agent. Each right entitles the registered holder to purchase from us 1/100 of a share of series A junior participating preferred stock at a price of $160 per 1/100 of a share, subject to adjustment as described in the rights agreement. Until the occurrence of events described below, the rights are not exercisable, are evidenced by the certificates for common stock and are not transferable apart from the common stock.

  Series A Junior Participating Preferred Stock

        The preferred stock issuable upon exercise of the rights would be non-redeemable and rank junior to any other series of our preferred stock. The dividend, liquidation and voting rights of the preferred stock are designed so that the value of the 1/100 interest in a share of preferred stock purchasable with each right will approximate the value of one share of common stock. Each whole share of preferred stock would be entitled to receive a quarterly preferential dividend of $1 per share but would be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the common stock. In the event of liquidation, the holders of the preferred stock would be entitled to receive a minimum preferential liquidation payment of $100 per share, but would be entitled to receive, in the aggregate, a liquidation payment equal to 100 times the payment made per share of common stock. Each share of preferred stock would have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of preferred stock would be entitled to receive 100 times the amount received per share of common stock. These rights are protected against dilution if additional shares of common stock are issued. Since the rights are not exercisable immediately, registration with the SEC of the preferred stock issuable upon exercise of the rights need not be effective until the rights become exercisable.

  Detachment of Rights; Exercise

        The rights will separate from the common stock and a distribution date will occur upon the first to occur of:

  (a)
  the public announcement that a person or group has acquired beneficial ownership of 15% or more of the common stock, or

  (b)
  10 business days after a person or group commences or announces its intention to commence a tender or exchange offer which would result in beneficial ownership by that person or group of 15% or more of the common stock.

        As soon as practicable after the rights become exercisable, separate rights certificates would be issued and the rights would become transferable apart from the common stock. After detachment, the rights would continue, until the occurrence of a triggering event as described below, to be exercisable for the purchase of 1/100 of a share of the preferred stock per right at the exercise price of $160 per 1/100 of a share.

        If a person or group were to acquire 15% or more of the common stock, referred to as an "acquiring person," then, unless redeemed as described below, each right then outstanding (except any rights beneficially owned by an acquiring person, which would thereafter be void) would become a right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. This right will commence on the date of the announcement that a person has become an acquiring person, or the effective date of a registration statement relating to the distribution of the rights, if later, and terminate 60 days later.

        At any time after a person acquires 15% or more of our common stock and until that acquiring person has acquired beneficial ownership of 50% or more of our outstanding common stock, the board of directors could cause the exchange of the rights, except any rights beneficially owned by an acquiring person, in whole or in part, for shares of our common stock at an exchange ratio of one share of common stock for each right, subject to adjustment, or under circumstances set forth in the rights agreement for cash, property or our other securities.

        If, after the rights have detached and become exercisable, an acquiring company were to merge or otherwise combine with us, or we were to sell 50% or more of our assets or earning power, each right then outstanding and not previously exercised or exchanged would become a right to buy that number of shares of common stock of the acquiring company that at the time of the transaction would have a market value of two times the exercise price of the right.

  Redemption

        The rights are redeemable by the board of directors, in whole, but not in part, at a price of $0.01 per right at any time before the earlier of (1) the day of the first public announcement that a person or group has acquired 15% or more of our common stock or (2) the expiration of the rights 10 years after adoption of the rights plan.

  Amendment

        The rights may be amended or otherwise modified by the board of directors at any time before the rights are distributed. Thereafter, the rights may be amended only in a manner that does not adversely affect the holders of the rights.

  Termination

        The rights granted under the rights agreement will expire on October 22, 2009.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Anti-Takeover Effects of Provisions of Our Charter Documents and Delaware Law

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

  Stockholder Action By Written Consent; Special Meetings of Stockholders

        Our amended and restated certificate provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. Further, our bylaws provide that special meetings of stockholders may be called only by a resolution adopted by a majority of the total number of authorized directors. These provisions may lengthen the time required to take stockholder action and, as a result, may delay, deter or prevent changes in our control or management.

  Removal of Directors

        Our amended and restated certificate provides that directors may be removed from office by stockholders (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of voting stock, voting together as a single class; or (ii) without cause by the affirmative vote of at least 66 2/3% of the then outstanding shares of voting stock. The super-majority requirement for removal without cause may delay, deter or prevent changes in control or management.

  No Cumulative Voting

        Our certificate does not include a provision for cumulative voting for directors. The absence of cumulative voting may make it more difficult for a minority of stockholders to elect any directors to our board.

  Delaware Law

        Delaware law imposes restrictions on transactions between corporations and significant stockholders. Section 203 of the Delaware General Corporation Law prohibits, subject to specified exceptions, a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless:

  •
  the interested stockholder attained this status with the prior approval of the board of directors;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock; or

  •
  the business combination is approved by the holders of the least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could have the effect of preventing or delaying the completion of mergers, takeovers or other changes in control and, accordingly, may discourage attempts to acquire us.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. While the information provided below is based on existing authorities, these authorities may change or the Internal Revenue Service (the "IRS") might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below, and we have not sought any ruling from the IRS with respect to the statements made or the conclusions reached.

        Except as specifically discussed below, this summary applies only to "U.S. Holders" that hold the notes or common stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code, generally, for investment. For this purpose, U.S. Holders include citizens or residents of the U.S. and corporations, partnerships (unless the Treasury Regulations provide otherwise) or other entities organized under the laws of the U.S. or any political subdivision thereof. For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or similar pass-through entity is attributed to its partners or owners. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or if they validly elect to be treated as U.S. persons. An estate is considered a U.S. Holder if its income, regardless of source, is subject to U.S. federal income taxation. Special rules apply to holders that are not U.S. Holders, referred to as "Non-U.S. Holders." This summary describes some, but not all, of these special rules. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as:

  •
  banks or other financial institutions;

  •
  holders subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  expatriates;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  foreign persons or entities, except to the extent specifically set forth below;

  •
  dealers in securities, commodities or currencies;

  •
  persons who hold notes or common stock through a partnership or other pass-through entity;

  •
  holders whose "functional currency" is not the U.S. dollar;

  •
  persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

  •
  persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code.

        Finally, this summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws, except as set forth below with respect to Non-U.S. Holders.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

  Taxation of Interest

        U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies.

        In certain circumstances, investors in our notes could receive payments in excess of principal or stated interest. First, if we exercise our optional redemption right at any time beginning on December 15, 2004 through December 14, 2005, investors would be entitled to a redemption price equal to 100.75% of unpaid principal. Second, if we call the notes for provisional redemption, investors would be entitled to a "make whole" payment in excess of stated principal and interest, either upon the redemption or upon a conversion of the notes after they are called for redemption but before they are actually redeemed. In addition, we may be required to make additional payments as liquidated damages if we do not keep effective a registration statement, as described under "Description of the Notes—Registration Rights." These redemption premium payments, make-whole payments and liquidated damages payments are sometimes referred to collectively as the "additional payments."

        Because of the lack of authority directly on point and the inherently factual nature of the analysis, the tax consequences of the notes are uncertain. Cooley Godward, LLP, our counsel, has rendered an opinion, filed as Exhibit 8.1 to the registration statement, that, subject to the limitations, qualifications, assumptions and caveats set forth in the opinion and under "Certain United States Federal Income Tax Considerations" in the registration statement, while the treatment of the notes is not free from doubt and depends upon a factual assessment of the likelihood of the occurrence and the magnitude of certain events that may or may not occur in the future, and based in part upon our factual representations, it is more likely than not that the additional payments will not be treated as contingent interest and will not cause the interest under the notes to be recognized under the original issue discount rules for federal income tax purposes. This opinion of counsel is not binding on the Internal Revenue Service or the courts, and the Internal Revenue Service is not precluded from successfully asserting that the notes have contingent interest. If the notes were determined to have contingent interest, the interest thereon would be taxed under the original issue discount principles described above.

        Even if the notes are not treated as contingent debt instruments, so that the potential receipt of the additional payments does not affect the accrual of interest, the holders could still be required to recognize income or gain upon receipt of a contingent payment. In general, a premium paid in cash on a redemption of the notes would probably be treated as capital gain in accordance with the rules described in the following paragraph. If we were required to pay liquidated damages, U.S. Holders would probably be required to recognize additional interest income.

  Sale, Exchange or Redemption of the Notes

        Except as set forth below under "—Conversion of the Notes" and "—Market Discount," a U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a change in control. The holder's gain or loss will equal the difference between the amount of any cash and the fair market value of any other property (except for amounts attributable to accrued interest which will be taxable as such) received by the holder and the holder's adjusted tax basis in the note. Subject to the amortizable premium rules discussed below, the holder's adjusted tax basis in the note will generally equal the amount the holder paid for the note. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum federal rate of 20%. The deductibility of capital losses is subject to limitations.

  Market Discount

        A U.S. Holder that acquires the notes may be affected by the "market discount" provisions of the Internal Revenue Code. For this purpose, the market discount on the notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the notes immediately after acquisition, other than at original issue, exceeds the holder's adjusted tax basis in the notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of the notes to the extent of the "accrued market discount" on the notes at the time of maturity or disposition, unless the holder elects to include accrued market discount in income over the life of the notes. This election to include market discount in income over the life of the notes, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

        In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under a constant-yield method. If an election is made, it will apply only to the notes with respect to which it is made, and may not be revoked. A U.S. Holder who acquires notes at a market discount and who does not elect to include accrued market discount in income over the life of the notes may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until maturity or until such notes are disposed of in a taxable transaction. If a U.S. Holder acquires notes with market discount and receives our common stock upon conversion of the notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon disposition of the common stock.

  Amortizable Premium

        A U.S. Holder who purchases a note at a premium over its stated redemption price at maturity generally may elect to amortize such premium, referred to as "Section 171 premium," from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period, with a corresponding decrease in tax basis. Amortizable premium, however, will not include any premium attributable to a note conversion feature.

        The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over the amount that the note's fair market value would be if there were no conversion feature. Amortizable premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

  Conversion of the Notes

        A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if it had received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. Generally, the holder's aggregate basis in the common stock will equal its adjusted basis in the note and the holder's holding period for the stock will include the period during which it held the note. However, a holder's tax basis in shares of stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion. As noted above, the tax consequences of a "make whole" payment received upon conversion of a note is unclear. Although the "make whole" payment most likely will be taxable, it may be treated as interest income or gain on the receipt of such payment.

  Dividends

        If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in his common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends received deduction. The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders even though they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our stockholders.

        Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

  Sale of Common Stock

        A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock, except as described above under "Market Discount." The holder's gain or loss will equal the difference between any cash plus the fair market value of any other property received for the stock by the holder and the holder's adjusted tax basis in the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of non-corporate U.S. Holders, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Taxation of Interest

        Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (except where reduced or eliminated by an applicable tax treaty), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from such tax, if the holders certify their nonresident status as described below. However, the portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

  •
  owns, directly or indirectly, at least 10% of our voting stock;

  •
  is a "controlled foreign corporation" that is related to us; or

  •
  is a bank receiving interest described in Internal Revenue Code Section 881(c)(3)(A).

        The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or Form W-8IMY, as applicable, or appropriate substitute form to us, or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to our paying agent, or us either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

  Sale, Exchange or Redemption of Notes

        Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, as discussed in more detail under "Income or Gains Effectively Connected With a U.S. Trade or Business" below;

  •
  in the case of an individual, such holder is present in the U.S. for 183 days or more in the taxable year of the disposition of the notes and certain other conditions are met;

  •
  the Non-U.S. Holder was a citizen or resident of the U.S. and thus is subject to special rules hat apply to expatriates; or

  •
  the rules of the Foreign Investment in Real Property Tax Act referred to as FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were during the shorter of the period during which the non-U.S. Holder held the notes, or the five years before the transaction, a "U.S. real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if most of our assets consisted of interests in U.S. real estate. We do not believe that we are or were a USRPHC or that we will become one in the future. Because our common stock is regularly traded on the Nasdaq National Market, the FIRPTA rules would apply to a disposition of notes by a Non-U.S. Holder only if the holder owned, directly or indirectly, more than 5% of our common stock during the shorter of the period during which the non-U.S. Holder held the notes, or the five years before the holder's disposition of the notes. For this purpose, the Non-U.S. Holder would be treated as owning the stock that the holder could acquire on conversion of the holder's notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange or other disposition of notes by a Non-U.S. Holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax generally as described below under "Non-U.S. Holders—Income or Gain Effectively Connected with a U.S. Trade or Business."

  Conversion of the Notes

        A Non-U.S. Holder generally will not recognize any income, gain or loss upon converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. This general rule, however, is subject to exceptions, some of which are described under "Non-U.S. Holders—Sale, Exchange or Redemption of Notes" above. A holder could be subject to U.S. federal income tax, however, on any "make whole" payment received upon converting a note after it has been called for provisional redemption. If the payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder would generally be entitled to a refund of the tax withheld.

  Dividends

        Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the U.S. and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest."

  Sale of Common Stock

        Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "—Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes."

  Income or Gains Effectively Connected With a U.S. Trade or Business

        The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the U.S. and the holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the U.S. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

  U.S. Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Non-U.S. Holders—Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent's country of residence.

Backup Withholding and Information Reporting

        The Internal Revenue Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules currently require the payors to withhold tax at a 30% rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. This rate will be reduced over the next five years in accordance with recently enacted tax legislation. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number. The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "—Special Rules Applicable to Non-U.S. Holders—Taxation of Interest."

        Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

        Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status as determined by applicable Treasury Regulations.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

The Company's Deductibility of Interest

        Generally, under Section 279 of the Internal Revenue Code, an interest deduction in excess of $5.0 million per year is not permitted with respect to certain "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

  •
  issued to provide consideration for the direct or indirect acquisition of stock or assets of another

  •
  corporation;

  •
  subordinated;

  •
  convertible directly or indirectly into the stock of the issuing corporation; and

  •
  issued by a corporation that has a debt to equity ratio that exceeds two to one or the projected earnings do not exceed 3 times the annual interest to be paid or incurred.

        Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes pursuant to this offering.

        THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

        Cooley Godward LLP, San Francisco, California, will pass upon the validity of the securities being offered by this prospectus. Cooley Godward LLP will also pass upon certain tax consequences applicable to the notes.

EXPERTS

        The consolidated financial statements as of January 31, 2002 and 2001 and for each of the three years in the period ended January 31, 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses payable by the registrant in connection with the resale of the securities being registered. All amounts are estimated except the SEC Registration Fee.

SEC Registration Fee	$13,800
Printing	30,000
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	50,000
Miscellaneous	6,200

Total	$120,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Wind River Systems' Bylaws provide that Wind River Systems shall indemnify its directors and executive officers to the fullest extent not prohibited under the Delaware General Corporation Law, subject to certain limitations, and that Wind River shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

        Wind River Systems has entered into indemnification agreements with its directors and certain of its officers. Wind River Systems has also obtained on behalf of its officers and directors insurance against losses arising from any claim asserted against or incurred by such individual in any such capacity, subject to certain exclusions.

        These indemnification provisions may be sufficiently broad to provide indemnification of Wind River Systems' officers and directors for liabilities (including reimbursement of expenses) arising under the Securities Act.

        Wind River Systems and Credit Suisse First Boston Corporation, UBS Warburg LLC and Thomas Weisel Partners LLC entered into a registration rights agreement for the benefit of the holders of notes to register under the federal securities laws the notes and common stock into which the notes are convertible. This registration rights agreement contains provisions for cross-indemnification of the selling security holders and Wind River and their and its respective directors, officers and controlling persons against certain liabilities under the Securities Act.

ITEM 16. EXHIBITS

Exhibit Number	Description
4.1**	Indenture dated as of December 10, 2001 between Wind River Systems, Inc. and Bankers Trust Company, as Trustee
4.2**	Form of Note (included as Exhibit A in Exhibit 4.1)
4.3**	Registration Rights Agreement, dated December 10, 2001, among Wind River Systems, Credit Suisse First Boston Corporation, UBS Warburg LLC and Thomas Weisel Partners LLC
5.1*	Opinion of Cooley Godward LLP
8.1	Tax Opinion of Cooley Godward LLP
12.1*	Statement re Computation of Ratios
23.1*	Consent of Cooley Godward LLP (contained in opinion filed as Exhibit 5.1)
23.2	Consent of Independent Accountants
23.3	Consent of Cooley Godward LLP (contained in opinion filed as Exhibit 8.1)
24.1*	Power of Attorney
25.1*	Statement of Eligibility of Trustee (Form T-1)

*
Previously filed.

**
Filed as an exhibit to the registrant's Quarterly Report on Form 10-Q for the period ended October 31, 2001 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (c)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs A(1)(a) and A(1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes to file an application for the purposes of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations presented by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Alameda, California on June 6, 2002.

WIND RIVER SYSTEMS, INC.
By:	/s/ MICHAEL ZELLNER Vice President, Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* (Thomas St. Dennis)	President, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2002
/s/ MICHAEL ZELLNER (Michael Zellner)	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2002
* (Jerry L. Fiddler)	Chairman of the Board of Directors	June 6, 2002
* (Narendra K. Gupta)	Vice Chairman of the Board of Directors	June 6, 2002
(John C. Bolger)	Director
* (William B. Elmore)	Director	June 6, 2002
* (James W. Bagley)	Director	June 6, 2002
* (Grant M. Inman)	Director	June 6, 2002
*By:	/s/ MARLA ANN STARK
As Attorney-in-fact

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURE